Exhibit 99.77

Ausenco

CERTIFICATE OF QUALIFIED PERSON

Sheila Ulansky, P. Geo.

I, Sheila Ulansky, P. Geo., certify that:

1.	I am a Professional Geologist. currently employed as Senior Resource Consultant. with SRK Consulting, with an office at Suite 2200 - 1066 W Hastings St, Vancouver, BC V6E 3X2.

2.	This certificate applies to the technical report titled, "Eskay Creek Project N.I. 43- 707 Technical Report and Prefeasibility Study", (the 'Technical Report"), that has an effective date of 22 July 2021, (the "Effective Date").

3.	I am a graduate of the University of Victoria, British Columbia in 2007 where I obtained a Bachelor of Science degree in Geology. In 2019 I obtained a Master of Science degree in Geology from Laurentian University, Ontario.

4.	I am a Professional Geologist. registered with Engineers and Geosciences of British Columbia, member number 36085.

5.	I have practiced my profession continuously since 2007, initially in exploration geology on a variety of deposit types. Since 2012, I have worked full time as a Resource Geologist with emphasis on QA/QC, exploratory data analysis, variography, 3Dgeological modelling, and resource estimation. I have worked on a number of gold, silver, and base metal deposit types, including Volcanogenic massive sulphide ore deposits, narrow vein in Orogenic systems, Carlin-style mineralization, and epithermal gold mineral systems; experience which is relevant to the Eskay Creek scope of work.

6.	I have read the definition of "Qualified Person" set out in the National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and certify that by virtue of my education, affiliation to a professional association and past relevant work experience, I fulfill the requirements to be a "Qualified Person" for those sections of the technical report that I am responsible for preparing.

7.	I visited the Eskay Creek Project on two occasions: between June 27 and 28, 2018, and July 27 and 30, 2020.

8.	I am responsible for sections 1.1, 1.2, 1.5, 1.7, 1.8, 1.10, 1.11, 1.22.1, 1.23.1, 1.23.2, 1.24, 1.25, 2.2, 2.3, 2.4, 2.6, 2.8, 2.9, 3, 4.2, 6.1, 7, 8, 9, 10, 11, 12, 14, 25.16.2.1- 25.16.2.3, 26, and 27 of the Technical Report.

9.	I am independent of Skeena Resources Ltd. ("Skeena") as independence is described by Section 1.5 of the NI 43- 101.

10.	I have had no previous involvement with the Eskay Creek Project.

11.	I have read the NI 43-101 and the sections of the technical report for which I am responsible have been prepared in compliance with that Instrument.

12.	As of the Effective Date of the Technical Report, to the best of my knowledge, information and belief, the sections of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make those sections of the Technical Report not misleading.

Dated: 1 September 2021

"Signed and Sealed"

Sheila Ulansky, P. Geo.